UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

New Mountain Guardian IV Income Fund, L.L.C.

(Name of Issuer)

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

December 18, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Pensionskasse Suva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 177,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 177,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. N/A	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Suva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,110,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,110,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,110,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. N/A	SCHEDULE 13G

Item 1(a).	Name of Issuer:

New Mountain Guardian IV Income Fund, L.L.C. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Item 2(c).	Citizenship:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(1) Pensionskasse Suva

Fluhmattstrasse 1 Postfach 4358,

6002 Luzern, Switzerland

Citizenship: Switzerland

(2) Suva

Fluhmattstrasse 1 Postfach 4358,

6002 Luzern, Switzerland

Citizenship: Switzerland

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

The principal business of Pensionskasse Suva is as a regulated Swiss pension plan foundation. The principal business of Suva is as a non-profit Swiss public law institution formed by the Swiss government to provide accident insurance in Switzerland as part of the social insurance system and to serve as the investment manager to Pensionskasse Suva. Suva is indirectly controlled by the Swiss Government. Pensionskasse Suva's assets are managed by Suva as the investment manager and approved by Suva investment committees which consist of three or more members. Suva has a Board of Directors consisting of 40 members.

Suva may be deemed to beneficially own the Units beneficially owned by Pensionskasse Suva, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Suva is the beneficial owner of the Units referred to herein (except to the extent Suva directly holds the Units) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Units. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(d).	Title of Class of Securities:

Units of Limited Liability Company Interests (the "Units").

Item 2(e).	CUSIP Number:

N/A

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

(a)            Amount beneficially owned:

Pensionskasse Suva directly holds 177,750 Units and Suva directly holds 1,932,250 Units. Calculations of the percentage of Units beneficially owned assumes 10,560,000 Units outstanding as of the date hereof. Each of the Reporting Persons may be deemed to be the beneficial owner of the Units listed on such Reporting Person’s cover page.

(b)            Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the number and percentage of Units listed on such Reporting Person’s cover page.

(c)            Number of Shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)           Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)          Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)          Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2023

PENSIONSKASSE SUVA

By:	/s/ Mark Wilhelm
Name:	Mark Wilhelm
Title:	Compliance Officer, Suva Finance Department

PENSIONSKASSE SUVA

By:	/s/ Jens Baumann
Name:	Jens Baumann
Title:	General Counsel, Suva Finance Department

SUVA

By:	/s/ Mark Wilhelm
Name:	Mark Wilhelm
Title:	Compliance Officer, Suva Finance Department

SUVA

By:	/s/ Jens Baumann
Name:	Jens Baumann
Title:	General Counsel, Suva Finance Department

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 28, 2023.

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of New Mountain Guardian IV Income Fund, L.L.C. a Delaware limited liability company, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this “Agreement”) as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: December 28, 2023

PENSIONSKASSE SUVA

By:	/s/ Mark Wilhelm
Name:	Mark Wilhelm
Title:	Compliance Officer, Suva Finance Department

PENSIONSKASSE SUVA

By:	/s/ Jens Baumann
Name:	Jens Baumann
Title:	General Counsel, Suva Finance Department

SUVA

By:	/s/ Mark Wilhelm
Name:	Mark Wilhelm
Title:	Compliance Officer, Suva Finance Department

SUVA

By:	/s/ Jens Baumann
Name:	Jens Baumann
Title:	General Counsel, Suva Finance Department